[LETTERHEAD OF ADVANCED ENERGY]




October 23, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Abby Adams

Re:  Advanced Energy Industries, Inc.
     Registration Statement on Form S-4, as amended (No. 333-43744)
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Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, Advanced Energy Industries, Inc. (the "Registrant") hereby applies to have the above-referenced
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Registration Statement (the "Registration Statement") withdrawn. Pursuant to the
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Registration Statement, the Registrant proposed to register an aggregate of
900,000 shares of common stock (the "Shares") for issuance pursuant to an
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Agreement and Plan of Reorganization, dated July 6, 2000 (the "Agreement"),
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among Engineering Measurements Company ("EMCO"), the Registrant and Flow
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Acquisition Corporation, a wholly-owned subsidiary of the Registrant.

     The Registrant and EMCO have renegotiated the Agreement as of October 20, 2000 to restructure the transaction as an all cash merger in which the Registrant will pay the EMCO shareholders an aggregate of $30,000,000 plus an amount relating to options that are exercised before completion of the merger. Therefore, the Registrant will not be issuing the Shares to the EMCO shareholders as provided under the original Agreement. No securities have been sold under the Registration Statement and all activity in pursuit of the subject offering has been discontinued.

     Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Please contact Carissa C. W. Coze of Thelen Reid & Priest LLP at 415-369-7060 if you have any questions regarding the withdrawal of the Registration Statement.


                                        Yours truly,

                                        /s/  Douglas S. Schatz

                                        Douglas S. Schatz,
                                        Chief Executive Officer and
                                        Chairman of the Board